UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-11(b)(c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)1

HOLLIS-EDEN PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

435902 10 1 (CUSIP Number)

12/31/03

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

1.	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 435902 10 1	13G

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). RICHARD B. HOLLIS

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 4,179,749 (1) 6. Shared Voting Power 0 7. Sole Dispositive Power 4,179,749 (1) 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,179,749 (1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 20.2%

12.	Type of Reporting Person (See Instructions) IN

(1)    INCLUDES 1,120,000 SHARES ISSUABLE UPON EXERCISE OF OPTIONS TO PURCHASE COMMON STOCK AND 393,250 SHARES ISSUABLE UPON EXERCISE OF WARRANTS TO PURCHASE 393,250 SHARES OF COMMON STOCK WITHIN 60 DAYS OF DECEMBER 31, 2003 PLUS 2,158 SHARES HELD UNDER THE HOLLIS EDEN PHARMACEUTICALS 401(K) PLAN.

Page 2 of 4 pages

Item 1.	(a)	Name of Issuer: Hollis-Eden Pharmaceuticals, Inc.

	(b)	Address of Issuer’s Principal Executive Offices: 4435 Eastgate Mall, Suite 400 San Diego, CA 92121

Item 2.	(a)	Name of Person Filing: Richard B. Hollis

	(b)	Address of Principal Business Office or, if none, Residence: 4435 Eastgate Mall, Suite 400 San Diego, CA 92121

	(c)	Citizenship: United States

	(d)	Title of Class of Securities: Common Stock, par value $.01

	(e)	CUSIP Number: 435902 10 1

Item 3.	Not applicable.

Item 4.	Ownership.

(a)

Amount beneficially owned:

4,179,749 shares, including 1,120,000 shares issuable upon exercise of options and 393,250 shares issuable upon exercise of warrants outstanding within 60 days of 12/31/03 plus 2,158 shares held under the Hollis Eden Pharmaceuticals 401(k) Plan.

	(b)	Percent of class: 20.2%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: 4,179,749

		(ii)	Shared power to vote or to direct the vote: 0

		(iii)	Sole power to dispose or to direct the disposition of: 4,179,749

		(iv)	Shared power to dispose or to direct the disposition of: 0

Page 3 of 4 pages

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.	Certification. Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 26, 2004

Date

/s/ Richard B. Hollis

Signature

Richard B. Hollis

Name/Title

Page 4 of 4 pages